SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787
(212) 819-8200

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc., a Delaware corporation, to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share, for $5.25 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged.  Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 4.                                  The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the first bullet of the second paragraph under the caption “Other factors” in the section entitled “Reasons for Recommendations of the Special Committee and the Board”:

•                                          Greenhill’s October 27, 2014 presentation comparing, from a financial point of view, the consideration to be paid in the Offer and the consideration to be paid in the CME Merger;

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: November 24, 2014

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